SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(Amendment No. 3)*
Under the Securities Exchange Act of 1934
PACIFIC AIRPORT GROUP

(Name of Issuer)
GRUPO AEROPORTUARIO DEL PACÍFICO, S.A.B. DE C.V.

(Exact Name of Issuer as Specified in its Charter)
SERIES B SHARES

(Title of Class of Securities)
400506101

(CUSIP Number)
Daniel Muñiz Quintanilla
Chief Financial Officer
Grupo México, S.A.B. de C.V.
Campos Elíseos No. 400
Colonia Lomas de Chapultepec
México City, México 11000
011-5255-1103-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 11, 2010

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 400506101

1	NAMES OF REPORTING PERSONS. I.R.S. Identification Nos. of above persons (entities only) Grupo México, S.A.B. de C.V. 13-1808503

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Mexico

	7	SOLE VOTING POWER

NUMBER OF		56,000,000 (See Item 5)

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		9,652,900 (See Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		56,000,000 (See Item 5)

WITH	10	SHARED DISPOSITIVE POWER

9,652,900 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

65,652,900 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

     This Amendment No. 3 is being filed by Grupo México, S.A.B. de C.V. (“Grupo México”) with respect to the Series B Shares, without par value (the “Shares”), of Pacific Airport Group (the “Issuer”), and it hereby amends the statement of beneficial ownership on Schedule 13D originally filed on July 9, 2010, as further amended July 12, 2010 and July 13, 2010 (collectively with this Amendment No. 3, the “Schedule 13D”). Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 2. Identity and Background
     Item 2 is hereby amended and restated as follows:
     Grupo México is a holding company organized in Mexico, whose principal business consists of mining, railroad service, and infrastructure. Grupo México’s principal business address is Campos Elíseos No. 400, Colonia Lomas de Chapultepec, Mexico City, Mexico 11000.
     The largest shareholder of Grupo México is Empresarios Industriales de Mexico, S.A. de C.V., a Mexican corporation (“EIM”). Mr. German Larrea is the Chairman of the Board and Chief Executive Officer of Grupo México and EIM. The Larrea family directly controls the majority of the capital stock of EIM and directly and indirectly controls a majority of the votes of the capital stock of Grupo México. Mr. German Larrea disclaims beneficial ownership of any shares of Grupo México other than the shares held directly by him (comprising approximately 15.0% of the outstanding shares of Grupo México).
     Annex I hereto sets forth the name, business address, title, present principal occupation or employment and citizenship of each director and executive officer on the date hereof of Grupo México. The information set forth in Annex I hereto is incorporated herein by reference.
     During the past five years, Grupo México has not, and, to the best of Grupo México’s knowledge, no person listed in Annex I hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and supplemented by adding the following:
     The source for the approximately $22,948,702.19 (reflects conversion into U.S. dollars based upon the peso / dollar exchange ratio at close on the applicable dates of purchase (as reported by Bloomberg L.P.)) used for the acquisition of the Shares and the ADSs as reported in Item 5 below was working capital of Infraestructura y Transportes México, S.A. de C.V. (“ITM”), Grupo México’s 75.0%-owned subsidiary.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and supplemented by adding the following:

     (a, b) Since and including July 13, 2010, ITM has acquired 7,302,900 Shares, as described in Item 5(c) below. As of the date hereof, Grupo México beneficially owns a total of 65,652,900 Shares, consisting of 56,000,000 Shares that Grupo México owns directly, and 9,652,900 Shares held by ITM. (References to “Shares” in this Item 5 include the Shares evidenced by ADSs beneficially owned by Grupo México). Such beneficial ownership represents approximately 11.7% and 2.0%, respectively, or 13.8% in the aggregate, of the total outstanding Shares, based on a total of 476,850,000 Shares outstanding as of December 31, 2009, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2009. Grupo México has the sole power to vote or direct the vote of the 56,000,000 Shares that it owns directly, and has shared power to vote or direct the vote of the 9,652,900 Shares held by ITM. Grupo México has the sole power to dispose or direct the disposition of the 56,000,000 Shares that it owns directly and has shared power to dispose or direct the disposition of the 9,652,900 Shares held by ITM. Grupo México’s beneficial ownership of 65,652,900 Shares represents 11.7% of the total outstanding Issuer Equity Shares, based on a total of 561,000,000 Issuer Equity Shares outstanding as of December 31, 2009, as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2009. The bylaws of the Issuer provide that no holder of Shares may hold in excess of 10.0% of the total outstanding Issuer Equity Shares, or exercise voting rights with respect to such excess Shares. As a result, Grupo México may be required to dispose in the open market of 9,552,900 of its Shares in order to reduce its beneficial ownership of Issuer Equity Shares to 10.0% of the outstanding Issuer Equity Shares, and it does not have the ability to exercise voting rights with respect to such number of Shares.
     (c) The table below sets forth the transactions in Shares since and including July 13, 2010 by ITM and Grupo México. Except as otherwise indicated in the table below, all such transactions were open market purchases by ITM of Shares on the Mexican Stock Exchange in Mexican pesos. The amounts reported in the “Weighted Average Price Per Share” column below reflect a weighted average price for the Shares purchased or sold on the particular day. Certain Shares were purchased in multiple transactions on one day, each at a price within the range of prices set forth in the “Range of Prices” column below. Grupo México undertakes to provide to the Staff of the Securities and Exchange Commission, upon request, full information regarding the number of Shares purchased or sold, as applicable, within the range of prices set forth below.

			Daily
	Number of		Weighted Average		Daily
Date of	Shares		Price Per Share		Range of Prices
Transaction	Purchased		(U.S.$)*		(U.S.$)*

7/21/2010	23,000		3.14	**	***
7/22/2010	1,593,500		3.16	**	3.15-3.16
7/29/2010	75,000		3.22	**	3.21-3.22
7/30/2010	360,000		3.23	**	3.23-3.24
8/3/2010	1,000,000		3.35	**	3.34-3.35
8/4/2010	550,000		3.26	**	3.23-3.27
8/5/2010	575,000		3.21	**	3.20-3.21
8/6/2010	570,000		3.15	**	3.13-3.17
8/11/2010	855,200		3.00	**	2.91-3.00
8/12/2010	1,240,200		3.00	**	2.96-3.03
8/12/2010	461,000	****	2.97		2.93-3.03

*	Prices do not include broker commissions.

**	Reported prices reflect conversion into U.S. dollars based upon the peso/dollar exchange ratio at close for such date (as reported by Bloomberg L.P.).

***	Purchase effectuated in a single transaction.

****	Open market purchases of ADSs on the NYSE in U.S. dollars.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.
Dated as of: August 12, 2010

GRUPO MÉXICO, S.A.B. DE C.V.
By:	/s/ Daniel Muñiz Quintanilla
	Name:	Daniel Muñiz Quintanilla
	Title:	Chief Financial Officer

Annex I
GRUPO MÉXICO
Directors and Executive Officers
DIRECTORS AND EXECUTIVE OFFICERS OF GRUPO MÉXICO. The following table sets forth the name, principal business address, title and present principal occupation or employment of each director and executive officer of Grupo México. Each such person is a citizen of Mexico.

Name of Director			Present Principal Occupation
or Executive	Business Address	Title	or Employment
German Larrea Mota-Velasco	11811 North Tatum Blvd., Suite 2500 Phoenix, AZ 85028	Chairman of the Board and Chief Executive Officer	Chairman of the Board and Chief Executive Officer of Grupo México

Genaro Larrea Mota-Velasco	11811 North Tatum Blvd., Suite 2500 Phoenix, AZ 85028	Vice-President and Director	Chairman of Corporación Scribe

Alfredo Casar Perez	Bosque de Ciruelos No. 99 11700 Mexico City	Director	Executive President of Ferrocarril Mexicano, S.A. de C.V.

Oscar Gonzalez Rocha	Av. Caminos del Inca 171 Lima, Peru	Director	Chief Executive Officer and President of Southern Copper Corporation

Xavier Garcia de Quevedo Topete	Campos Elíseos No. 400, Fl. 9 11000 Mexico City	Director	President of Minera México, S.A. de C.V.

Emilio Carrillo Gamboa	Plaza ScotiaBank, Blvd. Manuel Avila Camacho 1-609 11009 Mexico City	Director	Partner of Bufete Carillo, S.C.

Fernando Ruiz Sahagun	Vasco de Quiroga No. 2121, Fl. 4 01210 - Mexico, D. F.	Director	Counsel of Chevez, Ruiz, Zamarripa y Cía, S.C.

Agustin Santamarina V.	Campos Elíseos No. 345, Fl. 3 11560 Mexico City	Director	Counsel of Santamarina y Steta, S.C.

Antonio Madero Bracho	Monte Pelvoux No. 220, Fl. 8 11000 Mexico City	Director	Executive President of San Luis Corporacion, S.A. de C.V.

Prudencio Lopez Martinez	Vasco de Quiroga No. 2121, Fl. 2 01210 Mexico City	Director	President of Sanvica, S.A. de C.V.

Jose Mendoza Fernandez	Privada Juarez No. 43 04000 Mexico City	Director	Consultant and Former Chairman of the Board and Chief Executive Officer Bufete Industrial, S.A. de C.V.

Valentín Diez Morodo	Campos Elíseos No. 400, Fl. 10 11000 Mexico City	Director	Sales and Exports Vice-President of Grupo Modelo

Claudio X. Gonzalez	Jaime Balmes No. 8, Fl. 9 11510 Mexico City	Director	Chairman of the Board and General Director of Kimberly Clark de México, S.A. de C.V.

Rolando Vega Saenz	Paseo de los Tamarindos No. 60, Fl. 5 05120 Col. Bosques de las Lomas	Director	General Director of Seguros Atlas, S.C.

Daniel Muñiz Quintanilla	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Chief Financial Officer	Chief Financial Officer of Grupo México

Alberto de la Parra Zavala	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Secretary and General Counsel	General Counsel of Grupo México

Juan Rebolledo	Campos Elíseos No. 400, Fl. 12 11000 Mexico City	Vice-President, International Relations	Vice-President of Grupo México